EXHIBIT 12.1

KAR Auction Services, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	For the Years Ended December 31,
	2009	2008	2007 (1)
Income (loss) before income taxes	$34.3	$(247.6)	$(48.3)

Fixed charges (2)
Interest expense	172.6	215.2	162.3
Interest component of all rentals	28.8	24.6	14.2

Total fixed charges	201.4	239.8	176.5

Earnings (losses) before income taxes and fixed charges	$235.7	$(7.8)	$128.2

Ratio of earnings to fixed charges (3)	1.2	—	—

(1)	KAR Auction Services, Inc. was organized in the state of Delaware on November 9, 2006. However, we had no operations prior to the merger transactions on April 20, 2007
(2)

Fixed charges represent interest and the interest component of all rentals. We use a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

(3)	The amount of deficiency was $247.6 million and $48.3 million for the years ended December 31, 2008 and 2007, respectively.